UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 August 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2023 Interim Results

2023 Interim Results

Key Highlights

●     Strong H1 delivery; further growth across all key metrics

●     $0.6bn acquisitions year-to-date; robust pipeline of opportunities

●     Strong & flexible balance sheet; significant optionality for future value creation

●     Overwhelming support for transition to US primary listing; effective 25 September

●     Increasing cash returns; interim dividend +4% & $3bn share buyback underway

●     Positive outlook … expect FY EBITDA of c. $6.2bn

Summary Financials1	H1 2023	Change
Sales	$16.1bn	+8%
EBITDA	$2.5bn	+14%
EBITDA Margin	15.6%	+90bps
Operating Cash Flow	$1.0bn	+61%
EPS	$1.58	+31%

Albert Manifold, Chief Executive, said today:

"I am pleased to report a strong first half performance reflecting the continued delivery of our differentiated strategy, further commercial progress across our businesses and good contributions from acquisitions. The strength of our balance sheet together with our relentless focus on disciplined capital allocation will enable us to invest in future growth and value creation opportunities for our business."

Announced Thursday, 24 August 2023

1 Prior year income statement information is presented on a continuing operations basis, excluding the results of the Building Envelope business which was divested in April 2022 and has been classified within discontinued operations.

2023 Interim Results

Trading Overview

CRH delivered a robust first half performance with strong pricing offsetting cost inflation, significant contributions from prior year acquisitions and good underlying demand in key end-use markets. First-half sales of $16.1 billion (H1 2022: $15.0 billion) were 8% ahead of the same period last year, or 4% ahead on a like-for-like basis2. Supported by our continued focus on commercial management and operational efficiencies, EBITDA of $2.5 billion was 14% ahead of 2022 (H1 2022: $2.2 billion) reflecting further margin expansion. Like-for-like EBITDA was 7% ahead of H1 2022.

●    Americas Materials Solutions delivered a strong performance with sales 9% above 2022 levels driven primarily by solid price progression across all lines of business. EBITDA was 13% ahead, as good commercial management offset the impact of higher input costs and lower volumes resulting from unfavourable weather in certain regions.

●     Americas Building Solutions sales were 21% ahead of 2022, as strong contributions from prior year acquisitions and good commercial progress offset the impact of unfavourable weather on first-half activity levels. EBITDA was 25% ahead as a result of continued progress on pricing, cost control and production efficiencies.

●     Europe Materials Solutions sales were in line with 2022 reflecting continued strong pricing progress which offset the impact of lower activity levels. EBITDA was 13% ahead, supported by good commercial discipline across all markets which, together with a continued focus on cost savings, more than offset cost inflation.

●     Europe Building Solutions sales were 4% behind the same period in 2022, impacted by extended winter weather conditions and softer residential demand. EBITDA was 15% behind the prior year.

First-half profit after tax of $1.2 billion was 26% ahead of 2022 (H1 2022: $0.9 billion) driven by a robust trading performance and the contribution from prior year acquisitions. Earnings per share (EPS) for the period was 31% higher than 2022 at $1.58 (H1 2022: $1.21 from continuing operations). Note 2 on page 17 analyses the key components of the first-half 2023 performance.

Capital Allocation
Consistent with our progressive dividend policy and our strong financial position, the Board has decided to increase the interim dividend3 to $0.25 per share, an increase of 4% on the prior year. On 2 March 2023, the Group announced its intention to substantially increase its share buyback programme through the repurchase of up to $3 billion of shares over the next 12 months. The increase in our share buyback programme demonstrates our confidence in the outlook for our business and our continued strong cash generation, while retaining the financial flexibility to invest in further growth and value creation opportunities for our shareholders. The Group completed the most recent tranche of the increased share buyback programme in June, bringing total share repurchases to $1 billion in the first half of the year. On 30 June 2023 the Group announced a further $1 billion tranche to be completed no later than 22 September 2023.

Sustainability
We remain committed to continuously improving our sustainability performance by providing integrated sustainable solutions for our customers, increasing circularity in construction, and innovating to create a more sustainable built environment. Earlier this year, we announced an industry-leading target to deliver a 30% reduction in group-wide absolute carbon emissions by 2030. The Science Based Targets initiative (SBTi) has validated our 2030 decarbonisation targets in line with a 1.5°C pathway. Dedicated teams across our business continue to make progress delivering against detailed bottom-up roadmaps, which keep us on the pathway to achieving our overall ambition of becoming a net-zero business by 2050.

Trading Outlook
Looking ahead to the remainder of the year, our operations in North America are expected to be supported by robust infrastructure demand, underpinned by significant increases in US federal and state funding, as well as good activity in key non-residential segments, supported by government funding initiatives in clean energy and onshoring of critical manufacturing. Although residential construction activity is expected to remain subdued across many of our markets in the current interest rate environment, the underlying fundamentals are attractive and supportive of robust long-term growth. Our businesses in Europe are expected to benefit from solid infrastructure demand, good non-residential activity and positive pricing momentum, while the residential market is expected to remain challenging. Overall, assuming normal weather patterns for the remainder of the year and absent any major dislocations in the macroeconomic environment, we expect full-year Group EBITDA of approximately $6.2 billion (2022: $5.6 billion), full-year net cash inflow from operating activities of approximately $5 billion (2022: $4.0 billion) and a year-end net debt to EBITDA ratio of between 1.1x and 1.3x (2022: 0.9x).

2 See pages 35 to 36 for glossary of alternative performance measures (including EBITDA, like-for-like (LFL)/organic and net debt/EBITDA), used throughout this report. Operating Cash Flow is net cash inflow from operating activities as reported in the Consolidated Statement of Cash Flows on page 14.

3 Further details on the dividend process, including the relevant dates, payment currency and currency election options, are set out in note 7 on page 23.

Americas Materials Solutions

Analysis of change
$ million	2022	Exchange	Acquisitions	Divestments	Organic	2023	% change
Sales revenue	5,546	-26	+111	-	+428	6,059	9%
EBITDA	820	-2	+11	-	+96	925	13%
Operating profit	405	-	-1	-	+106	510	26%
EBITDA/sales	14.8%					15.3%
Operating profit/sales	7.3%					8.4%

Americas Materials Solutions first-half sales were 9% ahead of 2022 driven primarily by solid price progression across all lines of business which was partly offset by lower activity levels due to unfavourable weather in certain regions. EBITDA and operating profit were 13% and 26% ahead of prior year respectively, supported by good commercial progress across all markets and strong operational efficiencies offsetting cost inflation. On a like-for-like basis, sales increased by 8% and EBITDA by 12% compared to the first half of 2022.

Solutions Lines

Essential Materials
Aggregates volumes were 2% behind 2022, with decreases in the West and South regions due to unfavourable weather partly offset by good demand in the Great Lakes and Northeast which benefited from higher levels of infrastructure funding. Aggregates prices increased by 15%, driven by strong commercial management. Our cement business delivered robust sales growth driven by strong price progression of 17%, while volumes were 5% behind due to adverse weather early in the year, primarily in Texas and the West.

Road Solutions
Paving and construction sales were 8% ahead of 2022 due to improved pricing and good project execution on a strong order book. Asphalt volumes were broadly in line with the prior year as robust demand in the Northeast, Great Lakes and West regions was offset by inclement weather impacting activity levels in the South. Asphalt prices increased by 13% compared to the prior year. Readymixed concrete volumes were 3% behind 2022 levels, impacted by softer new-build residential demand in the South and unfavourable weather in the West, while demand in the Great Lakes and Northeast improved. Readymixed concrete prices increased by 14%.

Regional Performance
Sales in the Northeast region were 7% ahead of 2022 supported by solid price progression as well as improved volumes underpinned by robust construction demand. Operating profit increased, driven by improved pricing and cost saving measures which offset higher input costs.

Great Lakes region sales were 12% ahead of 2022, led by improved pricing and good construction demand in key markets, supported by favourable weather. Growth in operating profit was achieved through strong commercial management and ongoing cost control.

South region sales were 11% ahead of 2022 with strong price progression across all lines of business and increased construction revenues. Volumes were behind the prior year in most lines of business, impacted by inclement weather. Operating profit improved with improved pricing and cost saving measures offsetting the impact of input cost inflation.

The West region delivered 7% sales growth, driven primarily by disciplined commercial management with strong pricing across all lines of business as well as higher construction revenues; however, unfavourable weather impacted volumes in certain markets.  Operating profit was ahead of 2022 due to strong price progression combined with cost saving measures partly offset by lower volumes and input cost inflation.

Americas Building Solutions

Analysis of change
$ million	2022	Exchange	Acquisitions	Divestments	Organic	2023	% change
Sales revenue	3,150	-13	+626	-	+46	3,809	21%
EBITDA	646	-3	+145	-	+22	810	25%
Operating profit	534	-2	+97	-	+4	633	19%
EBITDA/sales	20.5%					21.3%
Operating profit/sales	17.0%					16.6%
The table above excludes the 2022 trading performance of Building Envelope which, following its divestment, has been classified within discontinued operations.

Americas Building Solutions delivered sales growth of 21% in the first half of the year reflecting the benefits of our integrated solutions strategy, strong commercial progress and the contribution from prior year acquisitions; sales were 1% ahead on a like-for-like basis. Sales growth, combined with a continued focus on cost control and production efficiencies resulted in EBITDA 25% ahead of the prior year, 3% ahead on a like-for-like basis. Operating profit was 19% ahead of the prior year, 1% ahead on a like-for-like basis.

Solutions Lines

Outdoor Living Solutions
Sales were ahead of the first half of 2022 driven by good commercial progress, solid underlying demand and the contribution from Barrette Outdoor Living which was acquired in July 2022 and is performing in line with expectations.

Building & Infrastructure Solutions
Sales benefited from increased demand and robust public funding in the telecommunications, water and energy utility markets. Demand remained positive with good commercial management across all geographies and product lines offsetting increased raw material and production costs.

Europe Materials Solutions

Analysis of change
$ million	2022	Exchange	Acquisitions	Divestments	Organic	2023	% change
Sales revenue	4,772	-146	+21	-86	+231	4,792	-
EBITDA	555	-10	+3	+2	+75	625	13%
Operating profit	308	-4	-	+7	+72	383	24%
EBITDA/sales	11.6%					13.0%
Operating profit/sales	6.5%					8.0%

Europe Materials Solutions sales were in line with 2022, and 5% ahead on a like-for-like basis, driven by strong pricing which offset the impact of lower activity levels in most regions. Improved pricing, commercial and operational excellence initiatives and a continued focus on cost savings resulted in EBITDA 13% ahead of 2022, or 14% ahead on a like-for-like basis. Operating profit was 24% ahead of the prior year.

Solutions Lines

Essential Materials
Total sales were ahead of 2022, primarily driven by good pricing progress across all markets. Activity levels were impacted by unfavourable weather, subdued new-build residential demand amid higher interest rates and ongoing cost inflation.

Road Solutions
Despite strong pricing in the United Kingdom (UK), Ireland and Poland, total sales were behind 2022 as demand was impacted by adverse weather conditions in the first half of the year.

Regional Performance

Western Europe (UK, Ireland, Finland, France, Benelux, Denmark and Spain)
Sales were well ahead of 2022 driven by the UK, Ireland and France with positive pricing across all major products offsetting lower volumes. Activity levels were lower across most countries in Western Europe as cost inflation and high interest rates impacted new-build residential activity. Operating profit was ahead of the first half of 2022.

Central & Eastern Europe (Poland, Romania, Ukraine, Slovakia, Hungary, Switzerland, Germany, Serbia and Croatia)
Strong pricing across all countries in the region more than offset softer demand resulting in sales in Central & Eastern Europe ahead of 2022. Adverse weather conditions at the start of the year and subdued new-build residential demand across a number of key markets negatively impacted activity levels. Operating profit was ahead of the prior year supported by strong pricing coupled with easing energy costs. In Ukraine, the construction market is gradually recovering despite the ongoing conflict. The safety & wellbeing of our employees continues to be our number one priority and we are doing everything we can to support our employees and their families in Ukraine at this very challenging time.

The Philippines
Sales in the Philippines were behind 2022 as a result of challenging trading conditions impacted by delays in the commencement of government related projects. While lower volumes were partially mitigated by higher pricing and cost containment initiatives, operating profit decreased compared to the prior year.

Europe Building Solutions

Analysis of change
$ million	2022	Exchange	Acquisitions	Divestments	Organic	2023	% change
Sales revenue	1,530	-23	+55	-	-86	1,476	-4%
EBITDA	189	-3	+4	-	-30	160	-15%
Operating profit	138	-2	-2	-	-33	101	-27%
EBITDA/sales	12.4%					10.8%
Operating profit/sales	9.0%					6.8%

First-half sales in Europe Building Solutions were 4% behind the prior year, 6% behind on a like-for-like basis, driven by lower volumes due to extended winter weather conditions and subdued new-build residential activity. A robust performance from Infrastructure Products was offset by slower markets in Outdoor Living Solutions and Construction Accessories. EBITDA and operating profit were 15% and 27% behind the prior year, respectively.

Solutions Lines

Outdoor Living Solutions
Sales declined in the first half of 2023, reflecting a slower start to the year due to unfavourable weather and a strong prior year comparative. Market demand in Germany, Belgium and Slovakia slowed, whilst Poland remained stable. Public sector order books in the Netherlands and Belgium were more positive, partly offsetting a slowdown in the private market.

Building & Infrastructure Solutions
Infrastructure Products experienced robust sales growth in the first half of 2023 with good market activity and increased pricing in Europe. Volume growth in our Australian businesses was supported by good demand in both non-residential and infrastructure markets.

Demand for Precast Products was negatively impacted by slower markets and a downturn in the new-build residential market in Finland. In Benelux and Denmark, lower market demand and postponed projects also resulted in lower volumes which were partly offset by commercial progress.

Our Construction Accessories business was negatively impacted by lower new-build activity in certain markets, particularly in Germany.

Other Financial Items

Depreciation and amortisation charges of $0.9 billion were higher than the prior year (H1 2022: $0.8 billion) due to the impact of acquisitions.

Net finance costs of $147 million were lower than 2022 (H1 2022: $197 million) primarily as a result of higher interest income.

The Group's share of profit from equity-accounted investments of $7 million was behind 2022 (H1 2022: $8 million), primarily driven by the performance of the Group's associate in China.

The Group reported profit before tax of $1.5 billion (H1 2022: $1.2 billion). The interim tax charge which represents an effective tax rate of 22.0%, has been estimated, as in prior years, based on current expectations of the full-year tax charge.

Transition to US Primary Listing
On 2 March 2023, CRH announced that following a review of its listing structure, the Board had concluded that it is in the best interests of our business and our shareholders to pursue a US primary listing, together with US equity index inclusion as soon as possible. At an Extraordinary General Meeting (EGM) on 8 June 2023, shareholders overwhelmingly approved the transition to a US primary listing on the New York Stock Exchange (NYSE), with the changes expected to take effect on or around 25 September 2023.

North America currently represents approximately 75% of Group EBITDA and is expected to be a key driver of future growth for CRH. We believe a US primary listing will bring increased commercial, operational and acquisition opportunities for our business, further accelerating our successful integrated solutions strategy and delivering even higher levels of profitability, returns and cash for our shareholders.

Balance Sheet and Liquidity
Net debt of $6.9 billion at 30 June 2023 was $2.6 billion higher than at 30 June 2022 (H1 2022: $4.3 billion). The Group's net debt position at the end of H1 2022 reflected the proceeds received from the divestment of Building Envelope in H1 2022; debt levels increased in the second half of 2022 with the acquisition of Barrette Outdoor Living in July 2022 for $1.9 billion.

A first-half cash inflow from operating activities of $1.0 billion was $0.4 billion ahead of the prior year (H1 2022: $0.6 billion) primarily due to increased profitability and lower investment in working capital.

In July 2023, the Group accessed the euro debt capital markets and raised €2 billion in funding across three tranches in 4-year, 8-year and 12-year tenors at a weighted average coupon of 4.13%. A €0.75 billion bond was repaid in April 2023 from existing cash resources. As at 30 June 2023, the Group had $4.3 billion of cash with sufficient liquidity to meet all maturing debt obligations for the next 3 years.

The Group continues to maintain its robust balance sheet and a strong investment grade credit rating with a BBB+ or equivalent rating with each of the three main rating agencies.

Development Activity

2023 Acquisitions
The Group spent $0.2 billion on eight acquisitions in the first half of the year, the largest of which was the acquisition of Ulricehamns Betong AB in Sweden by Europe Building Solutions, expanding our precast concrete solutions offering in an attractive market.

Post 30 June 2023, the Group completed four more acquisitions, the most significant being the acquisition of Hydro International, a leading provider of stormwater products, wastewater treatment products, wastewater services, and data solutions. This acquisition represents an excellent strategic fit for our existing business, supporting our vision to be a leading provider of solutions in the circular water economy and complementing our Building & Infrastructure Solutions businesses in both North America and Europe.

2023 Divestments and Disposals
During the first half of 2023, the Group realised proceeds of $42 million from the disposal of surplus property, plant and equipment and other non-current assets. There were no business divestments completed during the period.

Condensed Interim

Financial Statements

and

Summarised Notes

Six months ended 30 June 2023

Condensed Consolidated Income Statement

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m

Revenue	16,136	14,998	32,723
Cost of sales	(10,855)	(10,243)	(21,844)
Gross profit	5,281	4,755	10,879
Operating costs	(3,654)	(3,370)	(6,985)
Group operating profit	1,627	1,385	3,894
Profit/(loss) on disposals	23	7	(49)
Profit before finance costs	1,650	1,392	3,845
Finance costs	(203)	(184)	(401)
Finance income	76	7	65
Other financial expense	(20)	(20)	(40)
Share of equity accounted investments' profit	7	8	-
Profit before tax from continuing operations	1,510	1,203	3,469
Income tax expense - estimated at interim	(332)	(265)	(785)
Group profit for the financial period from continuing operations	1,178	938	2,684
Profit after tax for the financial period from discontinued operations	-	1,168	1,190
Group profit for the financial period	1,178	2,106	3,874
Profit attributable to:
Equity holders of the Company
From continuing operations	1,168	926	2,657
From discontinued operations	-	1,168	1,190
Non-controlling interests
From continuing operations	10	12	27
Group profit for the financial period	1,178	2,106	3,874

Basic earnings per Ordinary Share	$1.58	$2.74	$5.07
Diluted earnings per Ordinary Share	$1.57	$2.72	$5.03

Basic earnings per Ordinary Share from continuing operations	$1.58	$1.21	$3.50
Diluted earnings per Ordinary Share from continuing operations	$1.57	$1.20	$3.48

Condensed Consolidated Statement of Comprehensive Income

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m

Group profit for the financial period	1,178	2,106	3,874

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	173	(562)	(641)
(Loss)/gain relating to cash flow hedges	(9)	71	66
Tax relating to cash flow hedges	4	(12)	(14)
	168	(503)	(589)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	16	297	279
Tax relating to retirement benefit obligations	(1)	(64)	(63)
	15	233	216
Total other comprehensive income for the financial period	183	(270)	(373)
Total comprehensive income for the financial period	1,361	1,836	3,501
Attributable to:
Equity holders of the Company	1,345	1,866	3,520
Non-controlling interests	16	(30)	(19)
Total comprehensive income for the financial period	1,361	1,836	3,501

Condensed Consolidated Balance Sheet

			As at
	As at 30 June	As at 30 June	31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m

ASSETS
Non-current assets
Property, plant and equipment	19,322	18,298	18,921
Intangible assets	10,399	8,726	10,287
Investments accounted for using the equity method	672	655	649
Other financial assets	42	12	14
Other receivables	171	212	164
Retirement benefit assets	282	284	261
Derivative financial instruments	3	5	3
Deferred income tax assets	83	56	88
Total non-current assets	30,974	28,248	30,387
Current assets
Inventories	4,276	3,792	4,194
Trade and other receivables	6,360	5,818	4,569
Current income tax recoverable	90	40	63
Derivative financial instruments	8	112	39
Cash and cash equivalents	4,275	6,826	5,936
Total current assets	15,009	16,588	14,801

Total assets	45,983	44,836	45,188

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	302	309	302
Preference share capital	1	1	1
Treasury Shares and own shares	(1,140)	(644)	(297)
Other reserves	329	322	380
Cash flow hedging reserve	16	-	5
Foreign currency translation reserve	(525)	(617)	(692)
Retained income	21,712	21,424	21,992
Capital and reserves attributable to the Company's equity holders	20,695	20,795	21,691
Non-controlling interests	651	640	646
Total equity	21,346	21,435	22,337

LIABILITIES
Non-current liabilities
Lease liabilities	1,081	1,014	1,059
Interest-bearing loans and borrowings	7,563	8,584	8,145
Derivative financial instruments	83	26	77
Deferred income tax liabilities	2,936	2,623	2,868
Other payables	647	700	691
Retirement benefit obligations	277	296	277
Provisions for liabilities	823	879	845
Total non-current liabilities	13,410	14,122	13,962

Current liabilities
Lease liabilities	266	246	260
Trade and other payables	7,448	6,172	5,872
Current income tax liabilities	747	982	702
Interest-bearing loans and borrowings	2,185	1,364	1,491
Derivative financial instruments	39	8	51
Provisions for liabilities	542	507	513
Total current liabilities	11,227	9,279	8,889
Total liabilities	24,637	23,401	22,851

Total equity and liabilities	45,983	44,836	45,188

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
		Treasury			Foreign
	Issued	Shares/		Cash flow	currency		Non-
	share	own	Other	hedging	translation	Retained	controlling	Total
	capital	shares	reserves	reserve	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial period ended 30 June 2023 (unaudited)
At 1 January 2023	303	(297)	380	5	(692)	21,992	646	22,337
Group profit for the financial period	-	-	-	-	-	1,168	10	1,178
Other comprehensive income	-	-	-	(9)	167	19	6	183
Total comprehensive income	-	-	-	(9)	167	1,187	16	1,361
Share-based payment expense	-	-	60	-	-	-	-	60
Shares acquired by CRH plc (Treasury Shares)	-	(954)	-	-	-	(704)	-	(1,658)
Treasury Shares/own shares reissued	-	5	-	-	-	(5)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	(5)	-	-	-	-	-	(5)
Shares distributed under the Performance Share Plan Awards	-	111	(111)	-	-	-	-	-
Hedging losses transferred to inventory	-	-	-	20	-	-	-	20
Tax relating to cash flow hedges	-	-	-	-	-	(4)	-	(4)
Tax relating to share-based payment expense	-	-	-	-	-	4	-	4
Share option exercises	-	-	-	-	-	3	-	3
Dividends	-	-	-	-	-	(761)	(11)	(772)
At 30 June 2023	303	(1,140)	329	16	(525)	21,712	651	21,346
For the financial period ended 30 June 2022 (unaudited)
At 1 January 2022	310	(195)	445	-	(97)	19,770	681	20,914
Group profit for the financial period	-	-	-	-	-	2,094	12	2,106
Other comprehensive income	-	-	-	-	(520)	292	(42)	(270)
Total comprehensive income	-	-	-	-	(520)	2,386	(30)	1,836
Share-based payment expense	-	-	50	-	-	-	-	50
Shares acquired by CRH plc (Treasury Shares)	-	(626)	-	-	-	39	-	(587)
Treasury Shares/own shares reissued	-	12	-	-	-	(12)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	(8)	-	-	-	-	-	(8)
Shares distributed under the Performance Share Plan Awards	-	173	(173)	-	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(15)	-	(15)
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(750)	(8)	(758)
Transactions involving non-controlling interests	-	-	-	-	-	-	(3)	(3)
At 30 June 2022	310	(644)	322	-	(617)	21,424	640	21,435

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
		Treasury			Foreign
	Issued	Shares/		Cash flow	currency		Non-
	share	own	Other	hedging	translation	Retained	controlling	Total
	capital	shares	reserves	reserve	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m
for the financial year ended 31 December 2022 (audited)
At 1 January 2022	310	(195)	445	-	(97)	19,770	681	20,914
Group profit for the financial year	-	-	-	-	-	3,847	27	3,874
Other comprehensive income	-	-	-	66	(595)	202	(46)	(373)
Total comprehensive income	-	-	-	66	(595)	4,049	(19)	3,501

Reclassifications	-	-	-	35	-	(35)	-	-
Share-based payment expense	-	-	101	-	-	-	-	101
Shares acquired by CRH plc (Treasury Shares)	-	(1,170)	-	-	-	17	-	(1,153)
Treasury/own shares reissued	-	24	-	-	-	(24)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	(8)	-	-	-	-	-	(8)
Shares distributed under the Performance Share Plan Awards	-	173	(173)	-	-	-	-	-
Cancellation of Treasury Shares	(7)	879	7	-	-	(879)	-	-
Hedging gains transferred to inventory	-	-	-	(96)	-	-	-	(96)
Tax relating to cash flow hedges	-	-	-	-	-	17	-	17
Tax relating to share-based payment expense	-	-	-	-	-	(3)	-	(3)
Share option exercises	-	-	-	-	-	11	-	11
Dividends	-	-	-	-	-	(931)	(13)	(944)
Transactions involving non-controlling interests	-	-	-	-	-	-	(3)	(3)
At 31 December 2022	303	(297)	380	5	(692)	21,992	646	22,337

Condensed Consolidated Statement of Cash Flows

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Cash flows from operating activities
Group profit for the financial period	1,178	2,106	3,874
Finance costs (net)	147	203	382
Share of equity accounted investments' profit	(7)	(8)	-
Profit on disposals	(23)	(1,464)	(1,422)
Depreciation charge	824	821	1,644
Amortisation of intangible assets	69	40	113
Share-based payment expense	60	50	101
Income tax expense	332	643	1,155
Other	(3)	7	42
Net movement in inventories, receivables, payables and provisions	(1,081)	(1,365)	(518)
Cash generated from operations	1,496	1,033	5,371
Interest paid (including leases)	(221)	(179)	(374)
Corporation tax paid	(277)	(233)	(1,043)
Net cash inflow from operating activities	998	621	3,954

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	42	3,579	3,827
Interest received	76	7	65
Dividends received from equity accounted investments	12	16	36
Purchase of property, plant and equipment	(771)	(596)	(1,523)
Acquisition of subsidiaries (net of cash acquired)	(198)	(886)	(3,253)
Other investments and advances	(62)	(14)	(45)
Net cash flow arising from derivative financial instruments	7	(15)	(11)
Deferred and contingent acquisition consideration paid	(12)	(19)	(32)
Deferred divestment consideration received	-	53	52
Net cash (outflow)/inflow from investing activities	(906)	2,125	(884)

Cash flows from financing activities
Proceeds from exercise of share options	3	6	11
Transactions involving non-controlling interests	-	(3)	(3)
Increase in interest-bearing loans and borrowings	855	49	38
Net cash flow arising from derivative financial instruments	4	(16)	(11)
Repayment of interest-bearing loans and borrowings	(849)	-	(364)
Repayment of lease liabilities (i)	(127)	(132)	(249)
Treasury Shares/own shares purchased	(959)	(634)	(1,178)
Dividends paid to equity holders of the Company	(761)	(732)	(917)
Dividends paid to non-controlling interests	(11)	(8)	(13)
Net cash outflow from financing activities	(1,845)	(1,470)	(2,686)

(Decrease)/increase in cash and cash equivalents	(1,753)	1,276	384

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	5,936	5,783	5,783
Translation adjustment	92	(233)	(231)
(Decrease)/increase in cash and cash equivalents	(1,753)	1,276	384
Cash and cash equivalents at 30 June	4,275	6,826	5,936

(i)   Repayment of lease liabilities in the period to 30 June 2023 amounted to $149 million (30 June 2022: $159 million; 31 December 2022: $297 million), of which $22 million (30 June 2022: $27 million; 31 December 2022: $48 million) related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1. Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union, as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group's 2022 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the Annual Consolidated Financial Statements in respect of the year ended 31 December 2022, unless stated otherwise below.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

In May 2017, the IASB issued IFRS 17 Insurance Contracts which is effective for reporting periods beginning on or after 1 January 2023, with presentation of comparatives figures required.

In addition, the following standard amendments became effective for the Group as of 1 January 2023:

●  Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

●  Amendments to IAS 12 Income Taxes - Deferred tax related to assets and liabilities arising from a single transaction

●  Amendments to IAS 12 Income Taxes - International tax reform - pillar two model rules

●  Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The new standard and standard amendments did not result in a material impact on the Group's results.

IFRS and IFRIC interpretations being adopted in subsequent years

The Group is currently evaluating the impact of the following standard amendments which will become effective for the Group as of 1 January 2024:

●  Amendments to IFRS 16 Leases - Leases Liability in a Sale-and-Leaseback

●  Amendments to IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

●  Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure - Supplier Finance Arrangements

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2023 financial year end that are expected to have a material impact on the results or financial position of the Group.

Significant Estimates, Assumptions and Judgements

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made.

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

The significant judgements, the key sources of estimation uncertainty and underlying assumptions applied in the preparation of the Condensed Consolidated Interim Financial Statements were the same as those applied in preparing the Consolidated Financial Statements for the year ended 31 December 2022.

1. Basis of Preparation and Accounting Policies - continued

Impairment

As at 30 June 2023, the Group performed a review for potential indicators of impairment relating to goodwill of $9.3 billion (30 June 2022: $8.5 billion) allocated to cash-generating units ("CGUs"). When reviewing for indicators of impairment in interim periods, the Group considers, amongst others, the results of the last annual impairment test, the level of headroom and financial performance in the first half of the year. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2023 (30 June 2022: $nil million). As part of our annual process, we will update our impairment reviews prior to the finalisation of the full year Consolidated Financial Statements for 2023.

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2023 Condensed Consolidated Interim Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the "period of assessment").

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries, and the local nature of building materials means that the Group's products are not usually shipped cross-border. The level of cash and liquidity available to the Group including our ongoing ability to access the debt markets, the quantum of our liquidity facilities, the absence of financial covenants associated with our debt obligations and the continuing maintenance of strong investment grade credit ratings demonstrate the significant financial strength and resilience of the Group. No concerns or material uncertainties have been identified as part of our assessment.

Having assessed the relevant business risks, including the climate change risk, identified and discussed in our Principal Risks and Uncertainties on pages 37 and 38, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

Translation of Foreign Currencies

The financial information is presented in US Dollar. Results and cash flows of operations based in non-US Dollar countries have been translated into US Dollar at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange in effect at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into US Dollar were:

	Average			Period end
	Six months ended 30 June		Year ended 31 December	Six months ended 30 June		Year ended 31 December
US Dollar 1 =	2023	2022	2022	2023	2022	2022
Brazilian Real	5.0728	5.0742	5.1648	4.8543	5.1802	5.2794
Canadian Dollar	1.3479	1.2715	1.3017	1.3270	1.2920	1.3535
Chinese Renminbi	6.9308	6.4808	6.7334	7.2686	6.7029	6.8987
Danish Krone	6.8904	6.8120	7.0805	6.8608	7.1585	6.9662
Euro	0.9253	0.9156	0.9518	0.9212	0.9623	0.9368
Hungarian Forint	352.2330	343.8223	373.1682	342.7400	382.0900	375.1400
Indian Rupee	82.2207	76.2320	78.6295	82.0366	79.0116	82.7211
Philippine Peso	55.2423	52.1510	54.5318	55.2140	54.9850	55.7290
Polish Zloty	4.2796	4.2453	4.4631	4.0888	4.5101	4.3881
Pound Sterling	0.8110	0.7713	0.8120	0.7906	0.8257	0.8310
Romanian Leu	4.5655	4.5283	4.6930	4.5728	4.7601	4.6357
Serbian Dinar	108.5502	107.6546	111.7836	107.9929	112.9686	109.8553
Swiss Franc	0.9119	0.9446	0.9551	0.9011	0.9576	0.9230
Ukrainian Hryvnia	36.9043	29.1905	32.6730	36.9332	29.6067	36.9172

2. Key Components of Performance for the First Half of 2023

Continuing operations

$ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit
First half 2022	14,998	2,210	1,385	7	(197)	8	1,203
Exchange effects	(208)	(18)	(8)	-	2	-	(6)
2022 at 2023 rates	14,790	2,192	1,377	7	(195)	8	1,197
Incremental impact in 2023 of:
- 2022/2023 acquisitions	813	163	94	-	(53)	-	41
- 2022/2023 divestments	(86)	2	7	15	28	-	50
Organic	619	163	149	1	73	(1)	222
First half 2023	16,136	2,520	1,627	23	(147)	7	1,510

% Total change	8%	14%	17%				26%
% Organic change	4%	7%	11%				19%
(i) CRH's share of after-tax profit of joint ventures and associated undertakings.

3. Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the table above, the Group's operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments.

4. Revenue

A. Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. To further accelerate the development of the Group's integrated solutions strategy, the Group transitioned to a new organisational structure, effective from 1 January 2023. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as follows:

Essential Materials manufacture and supply cement, lime (in Europe), and the full range of construction-grade aggregates.

Road Solutions support the manufacture and supply of readymixed concrete, asphalt and paving and construction services to build and maintain road, highway and commercial infrastructure.

Building and Infrastructure Solutions connect, protect and transport critical water, energy and telecommunications infrastructure and deliver complex commercial building projects.

Outdoor Living Solutions integrate specialised materials, products and design features to remodel and enhance the quality of private and public spaces.

Comparative amounts for 2022 have been restated to reflect the new format for disaggregation of revenue.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Six months ended 30 June 2023 - Unaudited					Six months ended 30 June 2022 - Unaudited
	Americas Materials Solutions	Americas Building Solutions	Europe Materials Solutions	Europe Building Solutions	Total	Americas Materials Solutions	Americas Building Solutions	Europe Materials Solutions	Europe Building Solutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Continuing operations
Republic of Ireland (country of domicile)	-	-	439	-	439	-	-	395	-	395
United Kingdom	-	-	2,077	122	2,199	-	-	2,088	129	2,217
Rest of Europe (i)	-	-	2,037	1,189	3,226	-	-	1,997	1,244	3,241
United States	5,541	3,634	-	81	9,256	5,071	2,957	-	86	8,114
Rest of World (ii)	518	175	239	84	1,016	475	193	292	71	1,031
Total Group from continuing operations	6,059	3,809	4,792	1,476	16,136	5,546	3,150	4,772	1,530	14,998
Discontinued operations
United Kingdom - Building Envelope	-	-	-	-	-	-	8	-	-	8
Rest of Europe (i) - Building Envelope	-	-	-	-	-	-	4	-	-	4
United States - Building Envelope	-	-	-	-	-	-	576	-	-	576
Rest of World (ii) - Building Envelope	-	-	-	-	-	-	59	-	-	59
Total Group from discontinued operations	-	-	-	-	-	-	647	-	-	647

Footnotes (i) and (ii) appear on page 19.

4. Revenue - continued

	Six months ended 30 June 2023 - Unaudited					Six months ended 30 June 2022 - Unaudited
	Americas Materials Solutions (iii)	Americas Building Solutions	Europe Materials Solutions (iii)	Europe Building Solutions	Total	Americas Materials Solutions (iii)	Americas Building Solutions	Europe Materials Solutions (iii)	Europe Building Solutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Principal activities and products
Continuing operations
Essential Materials	2,062	-	2,478	-	4,540	1,845	-	2,344	-	4,189
Road Solutions (iv)	3,997	-	2,314	-	6,311	3,701	-	2,428	-	6,129
Building and Infrastructure Solutions (v)	-	1,248	-	1,159	2,407	-	1,155	-	1,201	2,356
Outdoor Living Solutions	-	2,561	-	317	2,878	-	1,995	-	329	2,324
Total Group from continuing operations	6,059	3,809	4,792	1,476	16,136	5,546	3,150	4,772	1,530	14,998
Discontinued operations
Building and Infrastructure Solutions - Building Envelope	-	-	-	-	-	-	647	-	-	647
Total Group from discontinued operations	-	-	-	-	-	-	647	-	-	647

Footnotes to revenue disaggregation on pages 18 & 19

(i)   The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)  The Rest of World principally includes Australia, Canada and the Philippines.

(iii) Americas Materials Solutions and Europe Materials Solutions both operate vertically integrated businesses, which are founded in reserve backed cement and aggregates assets, and which support the manufacture and supply of aggregates, asphalt, cement, lime, readymixed and precast concrete and landscaping products.

(iv) Revenue from contracts with customers in the Road Solutions principal activities and products category that is recognised over time amounts to $3,032 million (2022: $2,891 million); Americas Materials Solutions $2,101 million (2022: $1,961 million); Europe Materials Solutions $931 million (2022: $930 million).

(v)  Revenue from contracts with customers in the Building and Infrastructure Solutions principal activities and products category that is recognised over time amounts to $206 million (2022: $189 million); Americas Building Solutions $34 million (2022: $42 million); Europe Building Solutions $172 million (2022: $147 million).

5. Segment Information

Effective 1 January 2023 the Group restructured into two Divisions, CRH Americas and CRH Europe. During the first quarter of 2023, the Group's reportable segments increased from three to the following four segments:

Our Americas Materials Solutions businesses provide solutions for the construction, repair, maintenance and improvement of public infrastructure, homes and commercial buildings across North America.

Our Americas Building Solutions segment produces a wide range of architectural and infrastructural solutions for use in the building and renovation of critical utility infrastructure, commercial and residential buildings, and outdoor living spaces.

Our Europe Materials Solutions businesses provide solutions for a wide range of construction applications, from major public road and infrastructure projects, to the development and refurbishment of commercial buildings and homes.

Our Europe Building Solutions segment manufactures, supplies and delivers high quality, value-added innovative solutions to shape and enhance the built environment for modern communities.

This realignment reflects the Group's organisational structure in 2023 and the nature of the financial information reported and assessed by the Group Chief Executive, Chief Financial Officer and Chief Operating Officer, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8). Comparative segment information for 2022 has been restated where necessary to reflect the new format for segmentation.

					Year ended
	Six months ended 30 June				31 December
	2023		2022		2022
	Unaudited		Unaudited		Unaudited
	$m	%	$m	%	$m	%
Revenue
Continuing operations
Americas Materials Solutions	6,059	37.5	5,546	37.0	14,324	43.8
Americas Building Solutions	3,809	23.6	3,150	21.0	6,188	18.9
Europe Materials Solutions	4,792	29.7	4,772	31.8	9,349	28.6
Europe Building Solutions	1,476	9.2	1,530	10.2	2,862	8.7
Total Group from continuing operations	16,136	100.0	14,998	100.0	32,723	100.0

Discontinued operations
Americas Building Solutions - Building Envelope	-		647		645
Total Group from discontinued operations	-		647		645

EBITDA
Continuing operations
Americas Materials Solutions	925	36.7	820	37.1	2,748	48.9
Americas Building Solutions	810	32.1	646	29.2	1,255	22.4
Europe Materials Solutions	625	24.8	555	25.1	1,246	22.2
Europe Building Solutions	160	6.4	189	8.6	366	6.5
Total Group from continuing operations	2,520	100.0	2,210	100.0	5,615	100.0

Discontinued operations
Americas Building Solutions - Building Envelope	-		131		131
Total Group from discontinued operations	-		131		131

Depreciation and amortisation
Continuing operations
Americas Materials Solutions	415	46.5	415	50.3	839	48.7
Americas Building Solutions	177	19.8	112	13.6	284	16.5
Europe Materials Solutions	242	27.1	247	29.9	497	28.9
Europe Building Solutions	59	6.6	51	6.2	101	5.9
Total Group from continuing operations	893	100.0	825	100.0	1,721	100.0

Group operating profit
Continuing operations
Americas Materials Solutions	510	31.3	405	29.2	1,909	49.0
Americas Building Solutions	633	39.0	534	38.6	971	25.0
Europe Materials Solutions	383	23.5	308	22.2	749	19.2
Europe Building Solutions	101	6.2	138	10.0	265	6.8
Total Group from continuing operations	1,627	100.0	1,385	100.0	3,894	100.0

5. Segment Information - continued

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Unaudited
	$m	$m	$m
Reconciliation of Group operating profit to profit before tax
Continuing operations
Group operating profit	1,627	1,385	3,894
Profit/(loss) on disposals (i)	23	7	(49)
Profit before finance costs	1,650	1,392	3,845
Finance costs less income	(127)	(177)	(336)
Other financial expense	(20)	(20)	(40)
Share of equity accounted investments' profit	7	8	-
Profit before tax from continuing operations	1,510	1,203	3,469

(i) Profit/(loss) on disposals
Americas Materials Solutions	11	17	38
Americas Building Solutions	1	1	1
Europe Materials Solutions	11	(11)	(90)
Europe Building Solutions	-	-	2
Total Group from continuing operations	23	7	(49)

					As at
	As at 30 June				31 December
	2023		2022		2022
	Unaudited		Unaudited		Unaudited
	$m	%	$m	%	$m	%
Total assets
Americas Materials Solutions	18,566	45.5	18,027	48.6	17,609	45.9
Americas Building Solutions	8,104	19.8	5,597	15.1	7,750	20.2
Europe Materials Solutions	11,580	28.4	11,267	30.3	10,843	28.2
Europe Building Solutions	2,560	6.3	2,239	6.0	2,194	5.7
Total Group	40,810	100.0	37,130	100.0	38,396	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	672	655	649
Other financial assets	42	12	14
Derivative financial instruments (current and non-current)	11	117	42
Income tax assets (current and deferred)	173	96	151
Cash and cash equivalents	4,275	6,826	5,936
Total assets	45,983	44,836	45,188

6. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

			Year ended 31 December
	Six months ended 30 June
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Numerator computations
Group profit for the financial period	1,178	2,106	3,874
Profit attributable to non-controlling interests	(10)	(12)	(27)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,168	2,094	3,847
Profit after tax for the financial period from discontinued operations - attributable to equity holders of the Company	-	1,168	1,190
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	1,168	926	2,657

	Number of shares	Number of shares	Number of shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	738.8	765.2	758.3
Effect of dilutive potential Ordinary Shares (employee share awards) (millions)	4.6	4.9	5.8
Denominator for diluted earnings per Ordinary Share	743.4	770.1	764.1

Earnings per Ordinary Share
- basic	$1.58	$2.74	$5.07
- diluted	$1.57	$2.72	$5.03

Earnings per Ordinary Share from continuing operations
- basic	$1.58	$1.21	$3.50
- diluted	$1.57	$1.20	$3.48

7. Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
Net dividend paid per share	$1.03	$0.98	$1.22
Net dividend declared for the period	$0.25	$0.24	$1.27
Dividend cover - continuing operations	6.3x	5.0x	2.8x

The Board has decided to pay an interim dividend of $0.25 per share, which represents an increase of 4% on prior year. The interim dividend which will be paid wholly in cash, will be paid on 22 November 2023 to shareholders registered at the close of business on 20 October 2023. The ex-dividend date will be 19 October 2023. The payment date is later than in prior years to facilitate shareholders taking any required actions to ensure the continued efficient management of the receipt of CRH dividends following the transition to a US primary listing on 25 September 2023 (the "Listing Change").

The 2023 interim dividend and future dividends will be managed by Computershare Trust Company N.A. ("Computershare"), which has been appointed as CRH's Transfer Agent and Registrar in place of Link Registrars ("Link").

Following the Listing Change, the default payment currency for dividends will be US Dollar. Shareholders intending to hold their shares through a Depository Trust Company ("DTC") participant, whether in the form of Ordinary Shares which will trade on the NYSE or Depository Instruments which will trade on the London Stock Exchange, should contact their broker or custodian in relation to currency payment options. Shareholders who intend to hold their shares in registered form ("Registered Shareholders"), rather than through a DTC participant, will have the facility to elect to receive dividend payments in euro, Pound Sterling or a range of other currencies through a service operated by Computershare, details of which will be communicated to Registered Shareholders in due course. Irish Dividend Withholding Tax ("DWT"), currently 25%, will continue to apply to CRH dividend payments following the Listing Change, unless a shareholder is entitled to an exemption and has submitted a valid DWT exemption form to Computershare (or previously to Link). Computershare will also be required to apply US withholding tax of 24% on dividend payments, unless a US tax certification document known as a W-8 for non-US shareholders, or a W-9 for US shareholders, is completed and returned to them.

Currency elections and completed withholding tax documents must be received by Computershare by 10.00 p.m. (Irish time)/5.00 p.m. (New York time) on Thursday, 19 October 2023 to apply to the 2023 interim dividend.

Further details regarding dividends and contact details for Computershare are available on the CRH website, www.crh.com.

8. Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations
In April 2022, the Group completed the divestment of its Building Envelope business, formerly part of our Americas Building Solutions segment. With the exception of our Building Envelope business, no other businesses divested during the first half of 2023 or 2022 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.
No businesses met the IFRS 5 held for sale criteria at 30 June 2023.
The table below sets out the proceeds and related profit recognised on divestment which were included in profit after tax for the financial period from discontinued operations.

		Year ended
Six months ended 30 June		31 December
	2022	2022
	Unaudited	Audited
	$m	$m
Net assets disposed	2,066	2,049
Reclassification of currency translation effects on disposal	5	5
Total	2,071	2,054
Proceeds from disposal (net of disposal costs)	3,528	3,525
Profit on disposal from discontinued operations	1,457	1,471
Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	3,528	3,525
Less: cash and cash equivalents disposed	(27)	(27)
Total	3,501	3,498

8. Assets Held for Sale and Discontinued Operations - continued

B. Results of discontinued operations

The results of the discontinued operations included in the Group profit for the financial period are set out as follows:

		Year ended
Six months ended 30 June		31 December
	2022	2022
	Unaudited	Audited
	$m	$m
Revenue	647	645
Cost of sales (i)	(413)	(412)
Gross profit	234	233
Operating costs (i)	(139)	(138)
Operating profit	95	95
Profit on disposals	1,457	1,471
Profit before finance costs	1,552	1,566
Finance costs	(6)	(6)
Profit before tax	1,546	1,560
Attributable income tax expense (ii)	(378)	(370)
Profit after tax for the financial period from discontinued operations	1,168	1,190

Profit attributable to:
Equity holders of the Company	1,168	1,190
Profit after tax for the financial period from discontinued operations	1,168	1,190

Basic earnings per Ordinary Share from discontinued operations	$1.53	$1.57
Diluted earnings per Ordinary Share from discontinued operations	$1.52	$1.55

Cash flows from discontinued operations
Net cash outflow from operating activities (iii)	(18)	(435)
Net cash inflow from investing activities (iv)	3,449	3,446
Net cash outflow from financing activities	(6)	(6)

(i)   The depreciation and amortisation charge for discontinued operations for 30 June 2022 amounted to $26 million and $10 million respectively (31 December 2022: $26 million and $10 million respectively).

(ii)  The attributable income tax expense for 30 June 2022 includes $357 million (31 December 2022: $347 million) relating to the profit on disposal of discontinued operations.

(iii) Includes the corporation tax paid on the sale of discontinued operations.

(iv) Includes the proceeds from the disposal of discontinued operations.

9. Net Finance Costs

Continuing operations

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Finance costs	203	184	401
Finance income	(76)	(7)	(65)
Other financial expense	20	20	40
Total net finance costs	147	197	376

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings including leases and cash and cash equivalents	132	180	337
Net credit re change in fair value of derivatives and fixed rate debt	(5)	(3)	(1)
Finance costs less income	127	177	336
Unwinding of discount element of provisions for liabilities	10	8	16
Unwinding of discount applicable to deferred and contingent acquisition consideration	10	10	20
Unwinding of discount applicable to deferred divestment proceeds	(3)	(5)	(8)
Unwinding of discount applicable to leased mineral reserves	3	3	6
Pension-related finance costs (net) (note 15)	-	4	6
Total net finance costs (i)	147	197	376

(i)   Net finance costs at 30 June 2022 excludes $6 million (31 December 2022: $6 million) relating to discontinued operations.

10. Net Debt

					As at
	As at 30 June		As at 30 June		31 December
	2023		2022		2022
	Book value	Fair value (i)	Book value	Fair value (i)	Book value	Fair value (i)
	Unaudited		Unaudited		Audited
Net debt	$m	$m	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	3	3	5	5	3	3
Current assets
Cash and cash equivalents	4,275	4,275	6,826	6,826	5,936	5,936
Derivative financial instruments	8	8	112	112	39	39
Non-current liabilities
Interest-bearing loans and borrowings	(7,563)	(6,980)	(8,584)	(8,253)	(8,145)	(7,517)
Lease liabilities	(1,081)	(1,081)	(1,014)	(1,014)	(1,059)	(1,059)
Derivative financial instruments	(83)	(83)	(26)	(26)	(77)	(77)
Current liabilities
Interest-bearing loans and borrowings	(2,185)	(2,172)	(1,364)	(1,370)	(1,491)	(1,484)
Lease liabilities	(266)	(266)	(246)	(246)	(260)	(260)
Derivative financial instruments	(39)	(39)	(8)	(8)	(51)	(51)
Group net debt	(6,931)	(6,335)	(4,299)	(3,974)	(5,105)	(4,470)
(i)   Interest-bearing loans and borrowings are Level 2 instruments whose fair value is derived from quoted market prices.

			As at
	As at 30 June	As at 30 June	31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
Gross debt, net of derivatives, matures as follows:	$m	$m	$m
Within one year	2,482	1,506	1,763
Between one and two years	1,503	1,323	881
Between two and three years	164	1,391	1,403
Between three and four years	1,823	116	920
Between four and five years	1,003	1,755	982
After five years	4,231	5,034	5,092
Total	11,206	11,125	11,041

In April 2023 the Group repaid a €750 million bond upon maturity. In July 2023, the Group accessed the euro debt capital markets and raised €2 billion in funding across three tranches in 4-year, 8-year and 12-year tenors at a weighted average coupon of 4.13%.

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, interest-bearing loans and borrowings, lease liabilities and derivative financial instrument assets and liabilities; it enables investors to see the economic effects of these in total. Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

			As at
	As at 30 June	As at 30 June	31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Cash and cash equivalents	4,275	6,826	5,936
Interest-bearing loans and borrowings	(9,748)	(9,948)	(9,636)
Lease liabilities	(1,347)	(1,260)	(1,319)
Derivative financial instruments (net)	(111)	83	(86)
Group net debt	(6,931)	(4,299)	(5,105)

10. Net Debt - continued

Reconciliation of opening to closing net debt					Mark-to-
			Movement	Movement	market
	At 1		attributable	attributable	and other		At 30
	January	Cash	to acquired	to disposed	non-cash	Translation	June
	Book value	flow	companies	companies	adjustments	adjustment	Book value
30 June 2023 (unaudited)	$m	$m	$m	$m	$m	$m	$m
Cash and cash equivalents	5,936	(1,768)	15	-	-	92	4,275

Interest-bearing loans and borrowings	(9,636)	(6)	(10)	-	3	(99)	(9,748)
Lease liabilities	(1,319)	127	(5)	-	(129)	(21)	(1,347)
Derivative financial instruments (net)	(70)	(4)	-	-	(3)	(4)	(81)
Liabilities from financing activities	(11,025)	117	(15)	-	(129)	(124)	(11,176)
Derivative financial instruments - non-financing	(16)	(7)	-	-	7	(14)	(30)
Group net debt	(5,105)	(1,658)	-	-	(122)	(46)	(6,931)

The equivalent disclosure for the prior period is as follows:

30 June 2022 (unaudited)
Cash and cash equivalents	5,783	1,294	10	(28)	-	(233)	6,826
Interest-bearing loans and borrowings	(10,487)	(49)	(4)	6	109	477	(9,948)
Lease liabilities	(1,671)	132	(30)	341	(90)	58	(1,260)
Derivative financial instruments (net)	122	31	-	-	(35)	(35)	83
Group net debt	(6,253)	1,408	(24)	319	(16)	267	(4,299)

Market capitalisation

Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

			As at
	As at 30 June	As at 30 June	31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Market capitalisation - Euronext Dublin (i)	39,908	26,037	29,462

(i)   The market capitalisation figure of €36.7 billion (30 June 2022: €25.1 billion; 31 December 2022: €27.6 billion), based on the euro denominated share price per CRH's listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

10. Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 30 June 2023. The Group successfully carried out an amendment to its €3.5 billion revolving credit facility in May 2023 whereby the Group extended the maturity date of the facility for a further 2 years to 2028.

			As at
	As at 30 June	As at 30 June	31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Between two and three years	-	36	-
Between three and four years	-	3,637	3,736
Between four and five years	3,799	-	9
Total	3,799	3,673	3,745

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: $9.4 billion in respect of loans and borrowings, bank advances and derivative obligations (30 June 2022: $9.5 billion; 31 December 2022: $9.3 billion) and $0.4 billion in respect of letters of credit due within one year (30 June 2022: $0.4 billion; 31 December 2022: $0.4 billion).

Net debt metrics

The net debt metrics based on net debt as shown on page 26, as follows:

	Continuing Operations
			As at
	As at 30 June	As at 30 June	31 December
	2023	2022	2022
	Unaudited	Unaudited	Unaudited
Net debt as a percentage of market capitalisation	17%	17%	17%
Net debt as a percentage of total equity	32%	20%	23%

11. Fair Value of Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Level 2 (i)			Level 3 (i)
			As at			As at
	As at 30 June		31 December	As at 30 June		31 December
	2023	2022	2022	2023	2022	2022
	Unaudited		Audited	Unaudited		Audited
	$m	$m	$m	$m	$m	$m
Assets measured at fair value
Fair value hedges - interest rate swaps	-	5	6	-	-	-
Cash flow hedges - currency forwards, currency swaps, commodity forwards and commodity swaps	6	107	20	-	-	-
Net investment hedges - currency forwards and currency swaps	2	3	15	-	-	-
Not designated as hedges (classified as held for trading) - currency forwards and currency swaps	3	2	1	-	-	-
Total	11	117	42	-	-	-

Liabilities measured at fair value
Fair value hedges - interest rate swaps	(82)	(26)	(77)	-	-	-
Cash flow hedges - currency forwards, currency swaps, commodity forwards and commodity swaps	(17)	(1)	(43)	-	-	-
Net investment hedges - currency forwards and currency swaps	(20)	(1)	(8)	-	-	-
Not designated as hedges (classified as held for trading) - currency forwards and currency swaps	(3)	(6)	-	-	-	-
Contingent consideration	-	-	-	306	306	293
Total	(122)	(34)	(128)	306	306	293

The carrying amount of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group's 2022 Annual Report and Form 20-F.

(i)   For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

12. Future Purchase Commitments for Property, Plant and Equipment

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Contracted for but not provided in the Condensed Consolidated Interim Financial Statements	854	660	862

13. Business Combinations

The acquisitions completed during the period ended 30 June 2023 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials Solutions:

 New Jersey: certain assets of North State Materials, LLC. (29 June);

 Ohio: Trison Concrete (20 January); and

 West Virgina: Scary Creek Materials (2 June).

Europe Materials Solutions:

 Denmark: Bedsted Lø Grusværker ApS (1 February);

 Romania: Bolintin sand and gravel (8 May); and

 Slovakia: certain assets of TBG Slovensko a.s. (1 June).

Europe Building Solutions:

Germany: Modersohn (31 January); and

Sweden: Ulricehamns Betong AB (2 January).

13. Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	130	312	906
Intangible assets	41	65	987
Equity accounted investments	-	28	28
Total non-current assets	171	405	1,921

Current assets
Inventories	12	67	375
Trade and other receivables (i)	7	45	227
Current income tax recoverable	1	-	-
Cash and cash equivalents	15	10	22
Total current assets	35	122	624

LIABILITIES
Trade and other payables	(32)	(35)	(195)
Provisions for liabilities	(2)	-	(19)
Lease liabilities	(5)	(30)	(107)
Interest-bearing loans and borrowings	(10)	(4)	(8)
Deferred income tax liabilities	(14)	(8)	(247)
Total liabilities	(63)	(77)	(576)

Total identifiable net assets at fair value	143	450	1,969
Goodwill arising on acquisition (ii)	78	453	1,320
Total consideration	221	903	3,289

Consideration satisfied by:
Cash payments	213	896	3,275
Deferred consideration (stated at net present cost)	6	1	10
Contingent consideration	2	6	4
Total consideration	221	903	3,289

Net cash outflow arising on acquisition
Cash consideration	213	896	3,275
Less: cash and cash equivalents acquired	(15)	(10)	(22)
Total outflow in the Consolidated Statement of Cash Flows	198	886	3,253

(i)   The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $8 million (30 June 2022: $45 million; 31 December 2022: $229  million). The fair value of these receivables is $7 million (all of which is expected to be recoverable) (30 June 2022: $45 million; 31 December 2022: $227 million).

(ii)  The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials Solutions and Europe Materials Solutions business segments, no significant separately identifiable intangible assets were recognised on business combinations in these segments. $7 million of the goodwill recognised in respect of acquisitions completed in 2023 is expected to be deductible for tax purposes (30 June 2022: $418 million; 31 December 2022: $1,289 million).

13. Business Combinations - continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2023, together with adjustments to provisional fair values (to the extent identified as of 30 June 2023) in respect of acquisitions completed during 2022. The measurement period for a number of acquisitions completed in 2022, closed in 2023 with no material adjustments identified.

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment and intangible assets) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Acquisition-related costs

Acquisition-related costs, which exclude post-acquisition integration costs, amounting to $2 million (30 June 2022: $4 million) have been included in operating costs in the Condensed Consolidated Income Statement.

The following table analyses the 8 acquisitions completed in 2023 (30 June 2022: 14 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - Unaudited
	Number of		Goodwill		Consideration
	acquisitions
	2023	2022	2023	2022	2023	2022
Reportable segments			$m	$m	$m	$m
Continuing operations
Americas Materials Solutions	3	5	11	120	28	318
Americas Building Solutions	-	2	-	337	-	485
Europe Materials Solutions	3	7	1	37	44	99
Europe Building Solutions	2	-	72	-	150	-
Total Group from continuing operations	8	14	84	494	222	902
Adjustments to provisional fair values of prior period acquisitions			(6)	(41)	(1)	1
Total			78	453	221	903

Post-acquisition impact

The post-acquisition impact of acquisitions completed during the period on the Group's profit for the financial period was as follows:

	Unaudited
	Six months ended 30 June
	2023	2022
Continuing operations	$m	$m
Revenue	46	107
(Loss)/profit before tax for the financial period	(2)	3

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisitions effected during the period had been at the beginning of the period would have been as follows:

	Unaudited
		CRH Group	Consolidated
	2023	excluding 2023	Group including
	acquisitions	acquisitions	acquisitions
	$m	$m	$m
Revenue	60	16,090	16,150
Profit before tax for the financial period	-	1,512	1,512

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically

14. Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2022 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2023.

15. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period, taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions - scheme liabilities

The discount rates used by the Group's actuaries in the computation of the pension scheme liabilities and post-retirement healthcare obligations are as follows:

			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	%	%	%
Eurozone	4.00	3.32	4.20
United States and Canada	5.15	4.81	5.20
Switzerland	1.80	2.14	2.20

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June 2023 - Unaudited
	Assets	Liabilities	Total	Impact of asset ceiling	Net Pension Asset
	$m	$m	$m	$m	$m
At 1 January	2,443	(2,371)	72	(88)	(16)
Administration expenses	(1)	-	(1)	-	(1)
Current service cost	-	(13)	(13)	-	(13)
Past service cost	-	(1)	(1)		(1)
Interest income on scheme assets	51	-	51	-	51
Interest cost on scheme liabilities	-	(51)	(51)	-	(51)
Remeasurement adjustments
- experience variations	-	(4)	(4)	-	(4)
- return on scheme assets excluding interest income	51	-	51	-	51
- actuarial loss from changes in financial assumptions	-	(42)	(42)	-	(42)
- change in asset ceiling, excluding amounts included in interest expense	-	-	-	11	11
Employer contributions paid	18	-	18	-	18
Contributions paid by plan participants	3	(3)	-	-	-
Benefit and settlement payments	(65)	65	-	-	-
Translation adjustment	42	(40)	2	-	2
At 30 June (i)	2,542	(2,460)	82	(77)	5
Related net deferred income tax asset					20
Net pension asset					25

(i) Reconciliation to Condensed Consolidated Balance Sheet
Retirement benefit assets					282
Retirement benefit obligations					(277)
Net pension asset					5

15. Retirement Benefit Obligations - continued

	Six months ended 30 June 2022 - Unaudited
	Assets	Liabilities	Total	Impact of asset ceiling	Net Pension Asset
	$m	$m	$m	$m	$m
At 1 January	3,174	(3,483)	(309)	-	(309)
Administration expenses	(1)	-	(1)	-	(1)
Current service cost	-	(24)	(24)	-	(24)
Interest income on scheme assets	26	-	26	-	26
Interest cost on scheme liabilities	-	(30)	(30)	-	(30)
Disposals	-	14	14	-	14
Remeasurement adjustments
- return on scheme assets excluding interest income	(450)	-	(450)	-	(450)
- actuarial gain from changes in financial assumptions	-	832	832	-	832
- change in asset ceiling, excluding amounts included in interest expense	-	-	-	(85)	(85)
Employer contributions paid	18	-	18	-	18
Contributions paid by plan participants	4	(4)	-	-	-
Benefit and settlement payments	(74)	74	-	-	-
Translation adjustment	(168)	165	(3)	-	(3)
At 30 June (i)	2,529	(2,456)	73	(85)	(12)
Related net deferred income tax asset					24
Net pension asset					12

(i) Reconciliation to Condensed Consolidated Balance Sheet
Retirement benefit assets					284
Retirement benefit obligations					(296)
Net pension deficit					(12)

16. Share Buyback Programme

During 2023, the Group completed the latest phases of its share buyback programme (the 'Programme'), returning a further $1.0 billion of cash to shareholders. This brings total cash returned to shareholders under the Programme to $5.1 billion since its commencement in May 2018. On 30 June 2023 the Group announced the continuation of the Programme which was extended to include the further repurchase of Ordinary Shares of up to $1.0 billion in the period up to 22 September 2023. At 30 June 2023 a financial liability of $985 million (30 June 2022: $252 million; 31 December 2022: $281 million) was included in other payables in respect of the latest phase of the Programme which was entered into with Société Générale. This phase will end no later than 22 September 2023.

17. Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

18. Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014 and has not been reviewed or audited by the Company's auditors. A copy of the full statutory accounts for the year ended 31 December 2022 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, has been filed with the Registrar of Companies.

19. Board Approval

This announcement was approved by the Board of Directors of CRH plc on 23 August 2023.

20. Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA

EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA is monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive, Chief Financial Officer and Chief Operating Officer). EBITDA margin is calculated by expressing EBITDA as a percentage of revenue.

Operating profit is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit to EBITDA is presented below.

	Continuing Operations
			Year ended
	Six months ended 30 June		31 December
	2023	2022	2022
	Unaudited	Unaudited	Audited
	$m	$m	$m
Group profit for the financial period	1,178	938	2,684
Income tax expense - estimated at interim	332	265	785
Profit before tax	1,510	1,203	3,469
Share of equity accounted investments' profit	(7)	(8)	-
Other financial expense	20	20	40
Finance costs less income	127	177	336
Profit before finance costs	1,650	1,392	3,845
(Profit)/loss on disposals	(23)	(7)	49
Group operating profit	1,627	1,385	3,894
Depreciation charge	824	795	1,618
Amortisation of intangibles	69	30	103
EBITDA	2,520	2,210	5,615

Glossary of Alternative Performance Measures - continued

Net Debt and Net Debt/EBITDA

Net debt is used by management as it gives additional insight into the Group's current debt situation less available cash. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities, cash and cash equivalents and current and non-current derivative financial instruments (net).

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company's level of indebtedness relative to its profitability. It is the ratio of Net Debt to EBITDA and is calculated below:

Year ended
31 December
2022
$m
Net Debt
Cash and cash equivalents (i)	5,936
Interest-bearing loans and borrowings (i)	(9,636)
Lease liabilities (i)	(1,319)
Derivative financial instruments (net) (i)	(86)
Group net debt (i)	(5,105)

EBITDA - from continuing operations	5,615

Times
Net debt divided by EBITDA - from continuing operations	0.9

(i)   These items appear in note 10 on page 26.

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms "like-for-like" (LFL) and "organic" are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 7, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2023, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties

Industry cyclicality and economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical and influenced by multiple factors, including global and national economic circumstances (particularly those affecting the infrastructure and construction markets), monetary policy, consumer sentiment, swings in fuel and other input costs, and weather conditions that may disrupt outdoor construction activity.

People management: The Group may not achieve its strategic objectives if it is not successful in attracting, engaging, retaining and developing employees, planning for leadership succession, developing a diverse and inclusive workforce, and building constructive relationships with collective representation groups.

Commodity products and substitution: Many of the Group's products are commodities that face strong volume and price competition. Such products may also face competition from substitute products, including new products, that the Group does not produce. The Group must maintain strong customer relationships to ensure it can respond to changing consumer preferences and approaches to construction. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Portfolio management: The Group engages in acquisition and divestment activity as part of active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to efficiently identify and execute deals may limit the Group's growth potential and impact financial performance.

Public policies and geopolitics: Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to health and safety risks for the Group's people, a fall in demand for the Group's products, business interruption, restrictions on repatriation of earnings or a loss of plant access.

Strategic mineral reserves: Appropriate reserves are increasingly scarce, and licences and permits required for operations are becoming harder to secure. Numerous uncertainties are inherent in estimating reserves and projecting production rates of the minerals used in the Group's products. Failure of the Group to plan for reserve depletion and secure or maintain permits may result in operation stoppages, adversely impacting financial performance.

Principal Operational Risks and Uncertainties

Climate change and policy: The impact of climate change may adversely affect the Group's operations and cost base and the stability of markets in which the Group operates. Risks related to climate change that could affect the Group's operations and financial performance include both physical risks (such as acute and chronic changes in weather) and transitional risks (such as technological development, policy and regulation change and market and economic responses).

Information technology and cyber security: The Group is dependent on information and operational technology systems (including those for which third-parties are in whole or in part responsible) to support its business activities. Security incidents and cyber-attacks are becoming increasingly sophisticated, and our systems for protecting our assets and data against cyber security risks may be insufficient. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties.

Health and safety performance: The Group's businesses operate in an industry with inherent health and safety risks, including operation of heavy vehicles, working at height, and use of mechanised processes. Failure to ensure safe workplaces could result in a deterioration in the Group's safety performance and related adverse regulatory action or legal liability. Health and safety incidents could significantly impact the Group's operational and financial performance, as well as its reputation.

Sustainability and corporate social responsibility: The nature of the Group's activities poses certain environmental and social risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

Supply chain continuity: The Group must reliably and economically source various raw materials, equipment and other inputs from various third-party suppliers and then transport finished products to satisfy customer demands and meet contractual requirements. Our ability to balance maintaining resilient supply chains with optimising our working capital and inventory levels is critical to the continuity and strong financial returns of our operations. Failure to manage any material disruption in our supply chains could adversely impact our ability to service our customers and result in a deterioration in operational and/or financial performance.

Principal Risks and Uncertainties - continued

Principal Compliance Risks and Uncertainties

Laws, regulations and business conduct: The Group is subject to a wide variety of local and international laws and regulations (including those applicable to it as a listed company). There can be no assurance that the Group's policies and procedures afford adequate protection against compliance failures or other fraudulent and/or corrupt activities. The Group's pending transition from a premium listing to a standard listing on the London Stock Exchange, and the transition of our primary listing to the New York Stock Exchange, may cause volatility or a reduction in our share price and/or shareholder base, and may result in other potential risks. Potential breaches of local and international laws and regulations could result in litigation or investigations, the imposition of significant fines, sanctions, adverse operational impact (to include an inability to operate in key markets/debarment) and reputational damage.

Principal Financial and Reporting Risks and Uncertainties

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid or payable in the future in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may need to be adjusted over time. Changes in tax regimes or assessment of additional tax liabilities in future tax audits could result in incremental tax liabilities which could have a material adverse effect on cash flows and the financial results of operations.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group's credit ratings may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Goodwill impairment: Significant under performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. While a non-cash item, a material write-down of goodwill could have a substantial impact on the Group's income and equity.

Foreign currency translation: The principal foreign exchange risks to which the Condensed Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates could negatively affect retained earnings.

Responsibility Statement

The Directors of CRH plc are responsible for preparing the interim management report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 as amended, the Central Bank (Investment Market Conduct) Rules 2019, the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority and with IAS 34, as adopted by the European Union.

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)   the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2023;

2)   the interim management report includes a fair review of:

I.       the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II.      the principal risks and uncertainties for the remaining six months of the financial year;

III.     any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV.     any changes in the related parties' transactions described in the 2022 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

For and on behalf of the Board

Albert Manifold     Chief Executive

Jim Mintern           Chief Financial Officer

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company") and its subsidiaries (collectively, "CRH" or the "Group") are providing the following cautionary statement.

This document contains statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

In particular, the following, among other statements, are all forward looking in nature: plans and expectations regarding demand outlook, macroeconomic trends in CRH's markets, government funding initiatives and manufacturing trends, pricing trends, costs and weather patterns; plans and expectations regarding business strategy and cash returns for shareholders, including expectations regarding dividends and share buybacks; plans and expectations regarding CRH's financial capacity, balance sheet, sales growth, EBITDA, margin, debt, costs and expenses, capital allocation, acquisition pipeline, acquisition strategy and effect of operational and commercial excellence initiatives; plans and expectations regarding the execution and anticipated benefits of a transition to a US primary listing, including the timing of any potential inclusion in a US equity index; plans and expectations regarding CRH's decarbonisation target and delivery of sustainable solutions and products; and expectations regarding the strategic risks and uncertainties facing CRH.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions, including market turbulence, high interest rates, inflation, price volatility and/or labour and materials shortages, in various countries and regions where we operate; the pace of growth in the sectors in which we operate; demand for infrastructure, residential and non-residential construction and our products in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations, including in relation to climate change and sustainability; the impact of unfavorable weather, including due to climate change; our ability to successfully develop and integrate sustainable solutions into our business and investor and/or consumer sentiment regarding the importance of sustainable practices and products; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions, including acts of terrorism or war, such as the ongoing geopolitical conflict in Ukraine; failure to complete or successfully integrate acquisitions or make timely divestments; indirect and direct effects of the COVID-19 pandemic; and cyber-attacks, sabotage or other incidents and their direct or indirect effects on our business. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties" herein, as well as "Principal Risks and Uncertainties (Risk Factors)" in the Company's 2022 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 August 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary